Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

December 4, 2023

VIA EDGAR CORRESPONDENCE

Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Listed Funds Trust, on behalf of its series, Cabana Target Drawdown 10 ETF, Cabana Target Leading Sector Moderate ETF, Cabana Target Drawdown 13 ETF, Cabana Target Drawdown 16 ETF, Cabana Target Leading Sector Conservative ETF and Cabana Target Leading Sector Aggressive ETF

File No. 333-275358

Dear Ms. Rotter:

We received your oral comments via telephonic conference on November 17, 2023, regarding the registration statement on Form N-14 (the “Registration Statement”) for Exchange Listed Funds Trust (the “Registrant”), on behalf of Cabana Target Drawdown 10 ETF and Cabana Target Leading Sector Moderate ETF, each a series of the Registrant (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), and Cabana Target Drawdown 13 ETF, Cabana Target Drawdown 16 ETF, Cabana Target Leading Sector Conservative ETF and Cabana Target Leading Sector Aggressive ETF (each, an “Acquired Fund,” and collectively, the “Acquired Funds” and together with the Acquiring Funds, the “Funds”) filed on November 6, 2023. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

The consent that was filed as Exhibit 14 to the Registration Statement does not reference the Acquiring Funds. This is a material deficiency and makes the filing ineligible under Rule 488. Please confirm in correspondence that a delaying amendment will be filed prior to the effective date of the Registration Statement. In addition, please confirm in correspondence that a new consent will be obtained and filed with a pre-effective amendment to the Registration Statement. In the alternative, the Registrant may choose to withdraw the Registration Statement and correct the deficiency in a new filing.

Response to Comment 1

The Registrant acknowledges that the Registration Statement has been determined by the staff to be ineligible for automatic effectiveness under Rule 488 under the Securities Act of 1933, as amended. The Registrant’s filing of a pre-effective amendment to the Registration Statement will include a corrected exhibit.

Accordingly, the Registrant has filed a delaying amendment on December 4, 2023 in a corresponding pre-effective amendment to the Registration Statement responding to these comments and containing the requisite revised consent, and will request acceleration of effectiveness to December 28, 2023.

Comment 2

It appears that the current fees and expenses for each of the Funds are provided as of April 30, 2023. Please confirm in correspondence that the fees and expenses presented represent current fees in accordance with Item 3 of Form N-14.

Response to Comment 2

The Registrant confirms that the fees and expenses presented represent current fees.

Comment 3

Please review the total net assets and the recalculated shares amount noted in the capitalization table for the “Leading Sector Funds Reorganization.” The total net assets appear to be incorrect, and the shares outstanding are calculated based on this amount. If the Registrant determines that the capitalization table is correct, please explain the reasoning in correspondence.

Response to Comment 3

The Registrant confirms it has identified an error in its calculation following the staff comment that did not reflect the assets of both Acquired Funds in the Acquiring Fund. The corrected capitalization table for the “Leading Sector Funds Reorganization.” is set forth below and will be included on the Registrant’s filing of a pre-effective amendment to the Registration Statement:

Leading Sector Funds Reorganization	Net Assets ($)	Shares	Net Asset Value
Fund Capitalization as of April 30, 2023		Outstanding	Per Share
Cabana Target Leading Sector Aggressive ETF (Acquired Fund #1)	82,192,860	4,375,000	$18.79
Cabana Target Leading Sector Conservative ETF (Acquired Fund #2)	43,345,749	2,250,000	$19.26
Decrease in shares outstanding of the Acquired Fund to reflect the exchange for shares of the Acquiring Fund (assuming the combination of Acquired Fund #1 and the Acquiring Fund)		(4,375,000)
Decrease in shares outstanding of the Acquired Fund to reflect the exchange for shares of the Acquiring Fund (assuming the combination of Acquired Fund #2 and the Acquiring Fund)		(2,250,000)
Cabana Target Leading Sector Moderate ETF	170,125,560	8,400,000	$20.25
Cabana Target Leading Sector Moderate ETF (pro forma)	295,664,169	14,600,700	$20.25

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust Richard Coyle, Esq., Partner, Chapman and Cutler LLP